File No. 82-188
April 4, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish you with a copy of the following information:

1. Notice of Resolutions of the 167th Ordinary General Meeting of Shareholders

If you have any further questions or requests for additional information, please do not hesitate to contact Shobu Nishitani at +81-3-5540-3430(telephone) or +81-3-5540-3530(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By
Name: Shobu Nishitani
Title: Group Leader
Finance Group

(Note) This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

March 30, 2006

To Our Shareholders:

Notice of Resolutions of the 167th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 167th Ordinary General Meeting of Shareholders of the Company held this day, reports were made and resolutions were adopted as described below.

Yours very truly,

Koichiro Aramaki
Representative Director and Chairman
Kazuyasu Kato
Representative Director and President

Kirin Brewery Company, Limited
10-1, Shinkawa 2-chome,
Chuo-ku, Tokyo

Description

Matters for reporting:

1) Report on the business report, balance sheet, and statement of income for the 167th business term (from January 1, 2005 to December 31, 2005).

The particulars of the above accounting documents were reported.

2) Report on consolidated balance sheet and consolidated statement of income for the 167th business term (from January 1, 2005 to December 31, 2005) and on results of audit of the statutory consolidated report by Independent Auditors and Board of Statutory Auditors.

The particulars of the above consolidated accounting documents and the results of audit were reported.

Matters for resolution:

<u>Proposition No. 1</u>: Approval of the proposed for appropriation of unappropriated retained earnings for the 167th business term.

The proposition was approved and adopted as proposed. It was decided to pay a dividend of ¥7.5 per share (amounting to ¥14.5 per annum, together with an interim dividend of ¥7 per share).

<u>Proposition No. 2</u>: Partial Amendment to the Articles of Incorporation.

The proposition was approved and adopted as proposed. Consequently, the provisions of a liability exemption system for Directors and Statutory Auditors by resolution of the Board of Directors were newly adopted to the Articles of Incorporation. Further, in accordance with the enactment of "The Company law" and the relevant laws, the provisions were introduced concerning a system of *shomen ketsugi* by which the Board of Directors is to be allowed to approve resolutions by written vote. Moreover, certain necessary amendments and revisions were adopted along with above amendments. In addition, the Supplementary Provision to the current Articles of Incorporation was deleted as effective dates have already lapsed.

<u>Proposition No. 3</u>: Election of 10 Directors.

The proposition was approved and adopted as proposed. Messrs. Koichiro Aramaki, Naomichi Asano, Kazuyasu Kato, Takeshi Shimazu, Kazuhiro Satoh, Kenjiro Hata and Satoru Kishi, 7 in all, were re-elected as Directors and Messrs. Koichi Matsuzawa, Tomohiro Mune and Akira Genma, 3 in all, were newly elected as Directors, and each of them assumed office.

<u>Proposition No. 4</u>: Election of 1 Statutory Auditor.

The proposition was approved and adopted as proposed. Mr. Kazuo Tezuka was newly elected as Statutory Auditor, and assumed office.

Mr. Kazuo Tezuka is an outside Statutory Auditor as provided for in Article 18 (1) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha".

<u>Proposition No. 5</u>: Revision of remuneration for Statutory Auditors.

The proposition was approved and adopted as proposed that the amount of remuneration for Statutory Auditors of the Company was fixed "within ¥9 million per month".

<u>Proposition No. 6</u>: Presentation of retirement payments to retiring Directors.

The proposition was approved and adopted as proposed, that the retirement payments be presented to the retiring Directors, Messrs. Takeshi Shigenaga, Shozo Sawada and Akira Negami, in appreciation of the distinguished services rendered by them while in office, within the range of a appropriate amounts based on the Company's established standard for calculation of retirement payments for Directors and that the determination of actual amounts, times, manners of presentation and other items be entrusted to the Board of Directors in respect of the retiring Directors.

- - - - - - -

It is to be added that, at the meeting of the Board of Directors held following the close of the General Meeting of Shareholders, Messrs. Koichiro Aramaki, Naomichi Asano and Kazuyasu Kato were elected as Representative Directors, and each of them assumed office.

On the same day, Mr. Tadahisa Kono and Mr. Motokazu Fujita were elected by mutual consultation among the Statutory Auditors as Standing Statutory Auditors.

- END -